                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                            Pacific Internet Limited
--------------------------------------------------------------------------------

                                (Name of Issuer)

                  Ordinary Shares of Par Value S$2.00 Per Share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   Y66183-10-7
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                  Hal M. Brown
                       DLA Piper Rudnick Gray Cary US LLP
                            203 North LaSalle Street
                          Chicago, Illinois 60601-1293
                                 (312) 368-4000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 5, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              KINGSVILLE CAPITAL LTD.
--------------------------------------------------------------------------------
                                                                       (a)  [ ]
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (b)  [ ]

--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2 (d) or 2 (e)
                                                                            [ ]
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            The British Virgin Island
--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES
BENEFICIALLY                        0
OWNED BY EACH             ------------------------------------------------------
REPORTING                  8        SHARED VOTING POWER
PERSON WITH
                                    3,829,373
                          ------------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    0
                          ------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    3,829,373
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      3,829,373
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.8%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON

                    OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             TRAMORE FINANCE LIMITED
--------------------------------------------------------------------------------
                                                                       (a)  [ ]
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (b)  [ ]

--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS
                    OO
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2 (d) or 2 (e)
                                                                            [ ]
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            The British Virgin Island
--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES
BENEFICIALLY                        0
OWNED BY EACH             ------------------------------------------------------
REPORTING                  8        SHARED VOTING POWER
PERSON WITH
                                    3,829,373
                          ------------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    0
                          ------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    3,829,373
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      3,829,373
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     28.8%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON

                     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              TAN BIEN KIAT
--------------------------------------------------------------------------------
                                                                       (a)  [ ]
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (b)  [ ]

--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS
                     OO

--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2 (d) or 2 (e)
                                                                           [ ]
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Singapore
--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES
BENEFICIALLY                        0
OWNED BY EACH             ------------------------------------------------------
REPORTING                  8        SHARED VOTING POWER
PERSON WITH
                                    3,829,373
                          ------------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    0
                          ------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    3,829,373
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     3,829,373
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.8%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This statement relates to Ordinary Shares of par value S$2.00 each (the "Shares") of Pacific Internet Limited (the "Issuer"). The address of the principal executive office of the Issuer is 89 Science Park Drive, #02-05/06, The Rutherford, Singapore Science Park, Singapore 118261.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Kingsville Capital Ltd. ("Kingsville"), Tramore Finance Limited ("Tramore"), and Mr. Tan Bien Kiat. Kingsville, Tramore and Mr. Tan are collectively referred to herein as the "Reporting Persons."

         (b), (c), (f) Kingsville is a company organized under the laws of the British Virgin Islands. The principal business of Kingsville is private investing. The business address of Kingsville is Nerine Chambers, P.O. Box 905, Road Town, Tortola, British Virgin Islands. The directors of Kingsville are:
Greenland Limited, Aqbal Singh S/O Kuldip Singh and Lai Seng Kwoon. Greenland Limited is a corporation organized under the laws of Brunei Darussalam. The principal business of Greenland Limited is the provision of corporate services. The business address of Greenland Limited is Room 41, 4th Floor, Britannia House, Cator Road, Bundar Sari Begawan BS8811, Brunei Darussalem. Aqbal Singh S/O Kuldip Singh is a citizen of Singapore whose principal occupation is an advocate and solicitor, and a director of UniLegal LLC, 24 Raffles Place, #19-01, Clifford Centre, Singapore 048621. Lai Seng Kwoon is a citizen of Singapore whose principal occupation is an accountant with SK Lai & Co, and whose business address is 8 Robinson Road, #13-00, Singapore 048544.

         Kingsville is a wholly-owned subsidiary of Tramore, a company organized under the laws of British Virgin Islands. The principal business of Tramore is private investing. The business address of Tramore is Nerine Chambers, P.O. Box 905, Road Town, Tortola, British Virgin Islands. The director of Tramore is Ecoasia Limited. Ecoasia Limited is a company organized under the laws of British Virgin Islands ("Ecoasia"). The principal business of Ecoasia is the provision of corporate services. The business address of Ecoasia is 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands.

         Tramore is controlled by Mr. Tan Bien Kiat, who is a citizen of Singapore. Mr. Tan's principal occupation is Managing Director of Titan Capital Pte Ltd, a private investment firm, and his principal business address is 20 Cecil Street, #26-07 Equity Plaza, Singapore 049705.

         Each of Tramore and Mr. Tan disclaims beneficial ownership of the Shares to which this Schedule 13D relates, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.

         (d) During the last five years, none of the Persons identified in Item 2 is known to have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the last five years, none of the Persons identified in Item 2 is known to have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 5, 2005, Kingsville purchased 3,829,373 Shares at an aggregate purchase price of US $26,805,611. The source of the funds used in making the purchase was two loans from two lenders, Shanghai Capital International Limited ("Shanghai Capital") and Mellon HBV Alternative Strategies LLC ("Mellon").

ITEM 4. PURPOSE OF TRANSACTION.

         Kingsville purchased the Shares for investment purposes.

         In conjunction with the purchase of Shares, two members of the Board of Directors of the Issuer (who were representatives of the party from whom Kingsville purchased the Shares) resigned their directorships and the Board replaced them with Mr. Tan Bien Kiat and Mr. Chew Hai Chwee.

         Other than as set forth above, none of the Persons identified in Item 2 currently has plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of The Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

         The Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, but not limited to, seeking additional Board representation, making proposals to the Issuer with respect to changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares or changing its intention with respect to any and all matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on July 5, 2005, Kingsville beneficially owned 3,829,373 Shares, which constitutes approximately 28.8% of the Shares outstanding. By reason of their relationship to Kingsville as set forth in Item 2 above, each of Tramore and Mr. Tan Bien Kiat are reported as having shared power to vote and dispose or direct the vote and disposition of 3,829,373 Shares. No other person listed in Item 2 is known to beneficially own Shares.

         The aggregate percentage of Shares reported owned by Kingsville is based upon 13,294,178 Shares outstanding which is the total number of Shares outstanding as of December 31, 2004 as contained in the Issuer's Form 20-F for the year ended December 31, 2004.

         (b) Subject to the terms of the Pledge Agreement as set forth in Item 6, Kingsville has the power to vote and dispose or direct the vote and disposition of 3,829,373 Shares By reason of their relationship to Kingsville as set forth in Item 2 above, each of Tramore and Mr. Tan Bien Kiat are reported as having shared power to vote and dispose or direct the vote and disposition of 3,829,373 Shares. No other person listed in Item 2 has such power with respect to such Shares.

         (c) Except as described in Item 3, there were no transactions in Shares by the Reporting Persons during the past 60 days by any person named in subsection (a).

         (d) During the term of the Pledge Agreement (as defined in Item 6 below), Mellon has the sole right to receive or direct the receipt of dividends from, or proceeds from the sale of, the Shares to which this statement relates. Upon termination of such Pledge Agreement, Kingsville will have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. By reason of their relationship to Kingsville as set forth in Item 2 above, each of Tramore and Mr. Tan Bien Kiat may be deemed to have the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. No other person listed in Item 2 is known to have such right or power.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the loan by Mellon of a portion of the purchase price for the Shares, Kingsville, Tramore and Mellon entered into a Pledge and Security Agreement dated as of July 1, 2005 ("Pledge Agreement"), pursuant to which Kingsville pledged to Mellon all of the Shares to which this statement relates. Under the Pledge Agreement, Kingsville granted Mellon an irrevocable proxy with respect to such Shares, which proxy shall become effective upon the occurrence of an Event of Default, as defined in the Pledge Agreement. Furthermore, upon the occurrence of such an Event of Default, Mellon would have the right to dispose of such Shares. Under the Pledge Agreement, Tramore pledged to Mellon all of its shares of Kingsville.

         In connection with the loan by Shanghai Capital of a portion of the purchase price for the Shares, Tramore pledged to Shanghai Capital all of the shares of Kingsville. Shanghai Capital's interest in such shares is subordinated to the security interest of Mellon in the same shares.

         Tramore has entered into a Memorandum of Understanding with Vantage Corporation Limited, a company organized under the laws of Singapore ("VCL"), with respect to the negotiation of an agreement for the purchase of all of the outstanding shares of Kingsville.

         Other than as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2, or between those persons and any other person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Loan Agreement between Kingsville Capital Ltd., as borrower, and Shanghai Capital International Limited, as lender.*

         Exhibit 2. Bridge Financing Agreement dated July 1, 2005 between Kingsville Capital Limited, as borrower, and Mellon HBV Alternative Strategies LLC, on behalf of Mellon HBV Master Global Event Driven Fund LP and Mellon HBV Master Leveraged Global Event Driven Fund LP, as lender. *

         Exhibit 3. Pledge and Security Agreement dated as of July 1, 2005 between Kingsville Capital Limited, as pledgor, Tramore Finance Limited, as pledgor, and Mellon HBV Alternative Strategies LLC, as pledgee.

         Exhibit 4. Memorandum of Understanding between Tramore Finance Limited and Vantage Corporation Limited.*

         Exhibit 5. Joint Filing Agreement dated July 15, 2005 between Kingsville Capital Ltd, Tramore Finance Limited, and Tan Bien Kiat.


----------
* To be filed by amendment.

SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:  July 15, 2005

                                  Kingsville Capital Ltd.



                                  By:  /s/ Tan Bien Kiat
                                       ---------------------------------------

                                  Name: Tan Biet Kiat

                                  Title:   Authorized Representative


                                  TRAMORE FINANCE LIMITED



                                  By:  /s/ Tan Bien Kiat
                                       ---------------------------------------

                                  Name: Tan Biet Kiat

                                  Title:   Authorized Representative



                                  TAN BIEN KIAT



                                  /s/ Tan Bien Kiat
                                  --------------------------------------------
                                  Tan Bien Kiat

                                  EXHIBIT INDEX




         EXHIBIT                                                                                        PAGE
         -------                                                                                        ----
            1              Loan Agreement between Kingsville Capital Ltd., borrower, and
                           Shanghai Capital International Limited, as lender*

            2              Bridge Financing Agreement dated July 1, 2005 between
                           Kingsville Capital Limited, as borrower, and Mellon
                           HBV Alternative Strategies LLC, on behalf of Mellon
                           HBV Master Global Event Driven Fund LP and Mellon HBV
                           Master Leveraged Global Event Driven Fund LP, as lender*

            3              Pledge and Security Agreement dated as of July 1,
                           2005 between Kingsville Capital Limited, as pledgor,
                           Tramore Finance Limited, as pledgor, and Mellon HBV
                           Alternative Strategies LLC, as pledgee

            4              Memorandum of Understanding between Tramore Finance Limited and
                           Vantage Corporation Limited.*

            5              Joint Filing Agreement dated July 15, 2005 between Kingsville
                           Capital Ltd, Tramore Finance Limited, and Tan Bien Kiat

----------
* To be filed by amendment.